EXHIBIT 23.1

RCM Engineering, Inc.

April 8, 2013

Regent Technologies, Inc.
5646 Milton, Suite 722
Dallas, TX 75206

Gentlemen:

As an independent petroleum consultant, I hereby consent to the inclusion of our report entitled "Total Proven Reserves Evaluation, Regent Natural Resources Co., Hill County, Texas, effective January 1, 2013, setting forth the estimates, SEC parameters, of the oil and gas reserves and revenues from the oil and gas reserves of Regent Natural Resources Co. as of December 31, 2012 in the form and context in which it appears, in the Annual Report on Form 10-K and to all references to our firm included in the Annual Report with respect to the referenced report.

Very truly yours,

/s/ Richard McPherson

Richard McPherson
P.E. #47084

(214) 369-3818
5646 Milton, Suite 716
Dallas, Texas 75206